[LOGO]    MIKRON
         INFRARED

April 15, 2005

Ms. Kate Tillan
Reviewing Accountant
Securities and Exchange Commission
Washington, D.C. 20549

Re:      Mikron Infrared, Inc.
         Form 10-KSB for the fiscal year ended October 31, 2004 Form 10-QSB for the fiscal quarter ended January 31, 2005 File # 0-15486


Dear Ms. Tillan,

After discussing with our counsel, the substance of his conversation with you and your colleagues last week, I have set forth below, our responses to the points raised in your letter dated March 28, 2005 regarding our above-referenced filings.

FORM 10-KSB/A AS OF DECEMBER 31, 2004 FILED MARCH 21, 2005

Item 8A-Controls and Procedures - Page 27

      1. We note your response to comment 5, but disagree with some of the statements included in that response. Please note that it is never appropriate to qualify your conclusion with respect to the effectiveness of your disclosure controls and procedures. Your disclosure controls and procedures must be either "effective" or "not effective," it is not appropriate to qualify that conclusion with language such as "subject to the limitations set forth above" or otherwise. Please supplementally acknowledge your understanding of the foregoing. In addition, in future filings, please omit the "to provide reasonable assurance that" language that currently appears after the word "effective" in the penultimate paragraph of your Item 8A discloses in your amended Form 10-KSB. While you may, if desired, state that your disclosure controls and procedures are effective "at the reasonable assurance level," we do not believe that the "to provide reasonable assurance that" language is consistent with the definition of disclosure controls and procedures set forth in Rule 13a-15(e) of the Exchange Act.

      Response: As reflected in the amendments to the Forms 10-KSB and 10-QSB that we filed on March 21, 2005, we deleted all words of limitation with regard to our disclosures pertaining to the effectiveness of our controls and procedures. However, based upon our review of the controls and procedures disclosures made by a number of other filers, we believed that we were justified in lodging our philosophical disagreement with regard to the position that you took in comment 5 of your letter dated March 9,


                              Mikron Infrared, Inc.
                 16 Thornton Road, Oakland, New Jersey 07436 USA
                  Telephone: (201) 405-0900 Fax: (201) 405-0090
                  www.mikroninfrared.com  o  www.irimaging.com

      2005. Based upon the statements that you and your colleagues made to our counsel, we have a better understanding of the Staff's position in this regard. Accordingly, we assure you that, until such time as a pronouncement is made by the Commission, the Division of Corporation Finance or the Staff that would permit Exchange Act filers to qualify their disclosures regarding the effectiveness of their controls and procedures, we shall only disclose that our disclosure controls and procedures are either "effective" or "not effective."

      In addition, we will omit the phrase "to provide reasonable assurance that" in the controls and procedures disclosures that we make in future Exchange Act filings.

      2. We note your response to prior comment 7, and your revised disclosures on page 28 of the Form 10-KSB/A. We note you continue to state that there have been "no changes in [your] disclosure controls and procedures..." item 308(c) of Regulation S-I requires you to disclose any changes in internal control over financial reporting that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. The terms disclosure controls and procedures and internal control over financial reporting have two distinct definitions in the Exchange Act. Please supplementally tell us whether there were any changes in your internal control over financial reporting that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. In addition, revise future filings to comply with item 308(c) of Regulation S-B. Please note this comment also applies to your Form 10-QSB as of January 31, 2005.

      Response: There were no changes in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

      Our future Exchange Act filings will comply with item 308(c) of Regulation S-B.

Pursuant to your instructions, we have filed this cover letter on EDGAR.

Of course, if you have any further questions or comments, please do not hesitate to contact the undersigned at your convenience.

                                      Cordially yours,

                                      Mikron Infrared, Inc.


                                      By:
                                         -------------------------------------
                                         Paul A. Kohmescher, Vice
                                         President and Chief Financial Officer